As filed with the Securities and Exchange Commission on September 27, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SmartForce Public Limited Company

(Exact name of registrant as specified in its charter)

Republic of Ireland	Not Applicable
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
20 Industrial Park Drive, Nashua, New Hampshire	03062
(Address of principal executive offices)	*(Zip Code)*

Books 24x7.com, Inc. 1994 Stock Option Plan
SkillSoft Corporation 1998 Stock Incentive Plan
SkillSoft Corporation 1999 Non-Employee Director Stock Option Plan
SkillSoft Corporation 2001 Stock Incentive Plan

(Full title of the plan)

Charles E. Moran
SmartForce Public Limited Company
20 Industrial Park Drive
Nashua, New Hampshire 03062

(Name and address of agent for service)

(603) 324-3000

(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary Shares issuable upon exercise of outstanding options (2)	12,377,036 shares (3)	$3.21(4)	$39,730,286(4)	$3,655.19

(1) In accordance with Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), this registration statement shall be deemed to cover any additional securities that may from time to time be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) Each Ordinary Share is represented by one of the registrant's American Depositary Shares.

(3) Consists of (i) 257,573 shares issuable under the Books24x7.com, Inc. 1994 Stock Option Plan; (ii) 2,482,050 shares issuable under the SkillSoft Corporation 1998 Stock Incentive Plan; (iii) 94,696 shares issuable under the SkillSoft Corporation 1999 Non-Employee Director Stock Option Plan; and (iv) 9,542,717 shares issuable under the SkillSoft Corporation 2001 Stock Incentive Plan.

(4) Estimated solely for the purpose of calculating the registration fee, and based on the average of the high and low prices of the American Depositary Shares as reported by the Nasdaq National Market on September 25, 2002, in accordance with Rules 457(c) and (h) of the Securities Act.

TABLE OF CONTENTS

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

The information required by Item 1 is included in documents sent or given to participants in the plans covered by this registration statement pursuant to Rule 428(b)(1) of the Securities Act.

Item 2. Registrant Information and Employee Plan Annual Information.

The written statement required by Item 2 is included in documents sent or given to participants in the plans covered by this registration statement pursuant to Rule 428(b)(1) of the Securities Act.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference.

The registrant is subject to the informational and reporting requirements of Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The following documents, which are on file with the Commission, are incorporated in this registration statement by reference:

(1) The registrant's latest annual report filed pursuant to Sections 13(a) or 15(d) of the Exchange Act or the latest prospectus filed pursuant to Rule 424(b) under the Securities Act that contains audited financial statements for the latest fiscal year for which such statements have been filed.

(2) All other reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the document referred to in (1) above.

(3) The description of the securities contained in the registrant's registration statement on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

The registrant's Articles of Association authorize the registrant to indemnify the directors and officers of the registrant against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. The registrant's subsidiary, SmartForce USA, has entered into indemnification agreements with its directors and officers and directors and officers of the registrant serving at the request of SmartForce USA. The indemnification agreements under certain circumstances require the Registrant, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The registrant has obtained directors and officers insurance providing indemnification for certain of the registrant's directors, officers, affiliates or employees for certain liabilities.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The Exhibit Index immediately preceding the exhibits is incorporated herein by reference.

Item 9. Undertakings.

   1. Item 512(a) of the Regulation S-K . The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. *Item 512(b) of Regulation S-K*. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. *Item 512(h) of Regulation S-K*. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nashua, New Hampshire, on September 27, 2002.

SMARTFORCE PUBLIC LIMITED COMPANY

By: /s/ Charles E. Moran

Charles E. Moran
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of SmartForce Public Limited Company hereby severally constitute and appoint Charles E. Moran, Thomas J. McDonald and Patrick J. Rondeau, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement filed herewith and any and all subsequent amendments to said registration statement, and generally to do all such things in our names and in our capacities as officers and directors to enable SmartForce Public Limited Company to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the 27th day of September, 2002.

Signature	Title
/s/ Charles E. Moran Charles E. Moran	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Thomas J. McDonald Thomas J. McDonald	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ William T. Coleman William T. Coleman III	Director
/s/ P. Howard Edelstein P. Howard Edelstein	Director
/s/ Stewart K.P. Gross Stewart K.P. Gross	Director
/s/ James S. Krzywicki James S. Krzywicki	Director
/s/ Gregory M. Priest Gregory M. Priest	Director
/s/ Ferdinand von Pronzynski Ferdinand von Pronzynski	Director

EXHIBIT INDEX

Exhibit Number	Exhibit
4.1	Memorandum of Association of the Registrant as amended on March 24, 1992, March 31, 1995, April 28, 1998, January 26, 2000, July 10, 2001 and September 6, 2002
4.2	Articles of Association of the Company as amended on July 6, 1995, and April 28, 1998, January 26, 2000, July 10, 2001 and September 6, 2002
5.1	Opinion of Binchys, Solicitors
23.1	Consent of Binchys, Solicitors (included in Exhibit 5.1)
23.2	Consent of Ernst & Young, independent accountants.
24.1	Power of Attorney (included on the signature pages of this registration statement)